UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Proterra Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74374T109

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule	13d-1(b)

☐ Rule	13d-1(c)

☒ Rule	13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons ArcLight CTC Holdings, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,992,578
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,992,578

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,992,578
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) *%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 218,306,979 shares of Common Stock outstanding as of November 8, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021.
(2)

Beneficial ownership representing less than 1% is denoted with an asterisk (*). Based on 218,306,979 shares of Common Stock outstanding as of November 8, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021.

1.	Names of Reporting Persons Daniel R. Revers
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 2,182,848
	6.	Shared Voting Power 1,992,578
	7.	Sole Dispositive Power 2,182,848
	8.	Shared Dispositive Power 1,992,578

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,175,426
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 1.91%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 218,306,979 shares of Common Stock outstanding as of November 8, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021.

Item 1(a).	Name of Issuer

Proterra Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1815 Rollins Road

Burlingame, California 94010

Item 2(a).	Names of Persons Filing

This statement is filed by ArcLight CTC Holdings, L.P. and Daniel R. Revers, referred to herein as the “Reporting Persons” or “Reporting Person”, as applicable.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

C/O ArcLight CTC Holdings, L.P.

200 Clarendon St, 55th Floor

Boston, MA 02116

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number

74374T109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

ArcLight CTC Holdings, L.P. is the record holder of .1,992,578 shares of Common Stock. Daniel R. Revers has voting and investment discretion with respect to (i) 2,182,848 shares of Common Stock that are held directly or indirectly by entities or trusts controlled by Daniel R. Revers and (ii) 1,992,578 shares of Common Stock held by ArcLight CTC Holdings, L.P., and thus may be deemed to have beneficial ownership of such securities The filing of this Statement shall not be construed as an admission that the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

ArcLight CTC Holdings, L.P.

By: ACTC Holdings GP, LLC, its General Partner

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers
Title: President

/s/ Daniel R. Revers
Daniel R. Revers

EXHIBIT LIST

Exhibit A         Joint Filing Agreement, dated as of February 11, 2022.